Exhibit A-1

Aggregate Amount of ScottishPower/PacifiCorp Securities Issued Since July 1, 2004 and Outstanding As of the End of the Reporting Period

Type of Security	GBP	USD
Ordinary Shares, including options and warrants	See Above	See Above
Preferred stock
Bank debt	See Above	See Above
Commercial paper		$145,000,000
Bond issues – straight		-0-
Bond issues – convertible	See Above	See Above
Guarantees	See Above	See Above
Total		$145,000,000